UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Annual General Meeting Results

We, LDK Solar Co., Ltd., have announced the results of our Annual General Meeting, or AGM, held on July 10, 2013 at our office in Hong Kong. At this year’s AGM, shareholders approved certain resolutions proposed in the AGM notice, including: the adoption of the 2012 annual report; the adoption of the 2013 stock incentive plan; and the re-election of directors, Peng Xiaofeng (chairman of the board), Liu Zhibin (non-executive director), Liu Xuezhi (non-executive director) and Liang Junwu (independent director). The total number of members of our board of directors remains at 11. KPMG was re-appointed as our outside auditors for the fiscal year 2013. Shareholders did not approve the issue of warrants in connection with the settlement of an investor’s holdings of our 4.75% convertible senior notes due April 2013.

There were an aggregate of 79,264,399 shares represented in person or by proxy throughout the duration of the AGM, including shares underlying our American depositary shares. The adoption of the 2012 annual report was approved by 78,732,215 shares; the adoption of the 2013 stock incentive plan by 77,834,306 shares; the re-election of Peng Xiaofeng by 77,963,786 shares; the re-election of Liu Zhibin by 78,096,523 shares; the re-election of Liu Xuezhi by 78,093,002 shares; the re-election of Liang Junwu by 78,519,793 shares; and the re-appointment of KPMG by 78,872,945 shares. The issue of warrants was rejected by 51,714,866 shares.

Our press release issued on July 10, 2013 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 11, 2013

Exhibit 99.2

LDK Solar Announces Annual General Meeting Results

Xinyu City, China and Sunnyvale, California, July 10, 2013 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced the results of its Annual General Meeting (“AGM”) held on July 10, 2013 at LDK Solar’s office in Hong Kong.

At this year’s AGM, shareholders approved certain resolutions proposed in the AGM notice, including: the adoption of the 2012 annual report; the adoption of the 2013 stock incentive plan; and the re-election of directors, Peng Xiaofeng (chairman of the board), Liu Zhibin (non-executive director), Liu Xuezhi (non-executive director) and Liang Junwu (independent director). The total number of members of the board of directors of LDK Solar remains at 11. KPMG was re-appointed as LDK Solar’s outside auditors for the fiscal year 2013. Shareholders did not approve the issue of warrants in connection with the settlement of an investor’s holdings of LDK Solar’s 4.75% convertible senior notes due April 2013.

There were an aggregate of 79,264,399 shares represented in person or by proxy throughout the duration of the AGM, including shares underlying American depositary shares. The adoption of the 2012 annual report was approved by 78,732,215 shares; the adoption of the 2013 stock incentive plan by 77,834,306 shares; the re-election of Peng Xiaofeng by 77,963,786 shares; the re-election of Liu Zhibin by 78,096,523 shares; the re-election of Liu Xuezhi by 78,093,002 shares; the re-election of Liang Junwu by 78,519,793 shares; and the re-appointment of KPMG by 78,872,945 shares. The issue of warrants was rejected by 51,714,866 shares.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (“PV”) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1- 408-245-8801

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